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                             January 14, 2022

       Brian L. Roberts
       Chairman and Chief Executive Officer
       Comcast Corporation
       One Comcast Center
       Philadelphia , PA 19103

                                                        Re: Comcast Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Response dated
November 17, 2021
                                                            File No. 001-32871

       Dear Mr. Roberts:

              We have reviewed your November 17, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       October 19, 2021 letter.

       Response dated November 17, 2021

       General

   1. Your response to prior comment 2 (second bullet point) makes reference to your goal to be carbon neutral
across your Scope 1 and 2 emissions as a consideration in your assessment of
reputational risks. Please clarify your response to explain how you considered these goals
in your assessment of anticipated reputational risks resulting from operations, products,
or services that produce material greenhouse gas emissions.
   2.                                                   Please expand on your
response to prior comment 3 to provide additional
                                                        information explaining
and quantifying the weather-related impacts on the cost of
                                                        insurance. In addition,
tell us how you considered providing disclosure regarding the reduced availability of
insurance coverage for fire-related events in wildfire-prone geographies.
 Brian L. Roberts
Comcast Corporation
January 14, 2022
Page 2

        Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Larry Spirgel, Office
Chief, at (202) 551-3815 with any questions.



FirstName LastNameBrian L. Roberts                          Sincerely,
Comapany NameComcast Corporation
                                                            Division of
Corporation Finance
January 14, 2022 Page 2                                     Office of
Technology
FirstName LastName